Mr. Martin James
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

January 14, 2014

RE:	Norsat International Inc.
Form 20-F for Fiscal Year Ended December 31, 2012
Filed March 7, 2013
File No. 000-12600

Dear Mr. James,

In response to your letter dated December 17, 2013, we are providing our responses to items 1 to 6 relating to our disclosures within Norsat International Inc.’s (the “Company” or “Norsat”) Form 20-F for the year ended December 31, 2012:

The text of your comments is set forth below in italics, followed by Norsat’s response.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 15. Controls and Procedures, page 83

1.

You disclose that your CEO and CFO determined that your internal control over financial reporting is effective to meet the requirements of Rules 13a-15(f) as at December 31, 2012. In future filings, consisted with Item 15(b)(3) of Form 20-F please include a statement by management, without any qualification, that indicates whether your internal control over financial reporting is effective or is not effective.

RESPONSE: For future filings of Form 20-F we will include a statement by management, without any qualification that states as to whether or not internal control over financial reporting is effective. For example, our intended enhanced disclosure would be as follows:

Norsat’s CEO and CFO have assessed the effectiveness of our internal control over financial reporting as at December 31, [•] in accordance with Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission (COSO). Based on this assessment, Norsat’s CEO and CFO have determined that our internal control over financial reporting is [or is not] effective as at December 31, [•].

Exhibit 99.4

Consolidated Financial Statements

Note 3. Significant Accounting Policies

3.19 Revenue Recognition, page 20

2.

With respect to your revenue recognition criteria for the sale of hardware products, please explain how you considered the five revenue recognition criteria in IAS 18.14 in your revenue recognition policy. For your revenue recognition policy for services, please explain how you applied IAS 18.20

RESPONSE: The Company, prior to recognizing any revenue on goods, considers the following five revenue recognition criteria in IAS 18.14 which are described further below.

Revenue from the sale of goods shall be recognised when all the following conditions have been satisfied:

a) the entity has transferred to the buyer the significant risks and rewards of ownership of the goods;

The Company reviews all of its customer purchase orders and sales contracts and assesses the shipping and delivery criteria:

In the case of orders that are shipped FOB Origin or Ex Works and title passes once the product leaves Norsat’s warehouse, accordingly, revenue is recognized upon shipment.

In the case of orders that are shipped FOB Destination, title passes once the product has been delivered at its end destination, accordingly, revenue is recognized upon delivery confirmation.

b) the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

The Company reviews all of its customer purchase orders and sales contracts and assesses continuing managerial involvement and control of the shipped goods, if any.

The majority of the Company’s products are typically smaller components for integration into much larger systems. Once shipment has occurred the Company retains no further involvement or control of its goods.

c) the amount of revenue can be measured reliably;

The Company does not issue an invoice unless it can measure revenue reliably. Accordingly, any revenue recognized requires a customer purchase order or other sales contract and is legally enforceable if accepted by Norsat such that the price is fixed, mutually agreed upon and determinable.

d) it is probable that the economic benefits associated with the transaction will flow to the entity; and

An assessment of collectability is determined based on Norsat’s prior history with the customer. The majority of Norsat’s customers are repeat customers with a documented payment history. New customers are required to undergo an extensive credit check prior to delivery. The Company assesses allowance for doubtful accounts at least quarterly, unless a specific situation arises that warrants an immediate assessment of a customer’s credit worthiness.

e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

The Company maintains a comprehensive ERP system and extensive Bills of Materials (“BOMs”). All of the Company’s sales and purchase activities are recorded within the ERP. The ERP maintains detailed cost information of purchased components and detailed BOM information is contained within to reliably accumulate the costs associated for a particular product.

For future filings the Company will enhance its description of its revenue recognition policy for goods to include the IAS 18.14 criteria.

The Company, prior to recognizing any revenue on services, considers the following four revenue recognition criteria in IAS 18.20 which are described further below.

When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with the transaction shall be recognised by reference to the stage of completion of the transaction at the end of the reporting period. The outcome of a transaction can be estimated reliably when all the following conditions are satisfied:

(a) the amount of revenue can be measured reliably;

The Company does not issue an invoice unless it can measure revenue reliably. Accordingly, any revenue recognized requires a customer purchase order or other sales contract and is legally enforceable if accepted by Norsat such that the price is fixed, mutually agreed upon and determinable.

(b) it is probable that the economic benefits associated with the transaction will flow to the entity;

An assessment of collectability is determined based on Norsat’s prior history with the customer. The majority of Norsat’s customers are repeat customers with a documented payment history. New customers are required to undergo an extensive credit check prior to delivery. The Company assesses allowance for doubtful accounts at least quarterly, unless a specific situation arises that warrants an immediate assessment of a customer’s credit worthiness.

(c) the stage of completion of the transaction at the end of the reporting period can be measured reliably; and

The Company determines the stage of completion of a transaction is in a variety of ways:

For extended warranties, airtimes and post service support type of service revenue, the Company uses time as an indicator of the stage of completion. For example, for a one year extended warranty contract, the Company recognizes revenue over twelve months on a straight line basis.

For construction contracts, contract revenue is matched with the contract costs incurred in reaching the state of completion, resulting in the reporting of revenue, expenses and profit which can be attributed to the proportion of work completed. Contract revenue is recognized as revenue in profit or loss in the accounting period in which the work is performed. Contract costs are recognized as an expense in the accounting period in which the work to which they relate is performed.

(d) the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

The Company maintains original cost estimates and tracks actual costs on a systematic basis. At each reporting period, the Company reassesses the costs to complete a transaction based on actual costs incurred and estimated costs going forward based on the most current available pricing information. Historically, the Company has not experienced any material variances from forecast.

For future filings the Company will enhance its description of its revenue recognition policy for services to include the IAS 18.20 criteria.

3.21 Research and Development Costs, page 22

3.	With respect to your accounting for development costs, please discuss how you considered the criteria in IAS 38.57(c), (d), (e) [with respect to using or selling the asset] and (f).

RESPONSE: The Company does not capitalize development costs unless all the criteria as outlined in IAS 38.57 (a) to (f) are met. The Company has not incurred any costs that qualify for capitalization for the years ended 2012, 2011 and 2010. Specifically, with respect to IAS 38.57 (c), (d), (e) [with respect to using or selling the asset] and (f) the Company considers the following:

(c) its ability to use or sell the intangible asset.

The Company will assess if the development can be utilized in or as part of our commercial production.

(d)

how the intangible asset will generate probable future economic benefits. Among other things, the entity can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.

The Company will research markets and prepare a model to assess future economic benefits, if any.

(e)	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.

The Company will consider the availability of resources to complete the development and make use of or sell the development.

(f)	its ability to measure reliably the expenditure attributable to the intangible asset during its development

The Company maintains original cost estimates and tracks actual costs on a systematic basis.

For future filings, the Company will enhance its description of its Research and Development Costs accounting policy to include all of the criteria set forth in IAS 38.57 (a)-(f).

3.23 Income Taxes, page 22

4.

You disclose that to the extent that the company does not consider it probable that a future tax asset will be recovered, you provide a valuation allowance. Please explain how you applied IAS 12.56 which states that you should adjust the carrying amount of a deferred tax asset to the extent it is no longer probable that sufficient taxable profit will be available to allow the benefit to be utilized.

RESPONSE: IAS 12.56 criteria: The carrying amount of a deferred tax asset shall be reviewed at the end of each reporting period. An entity shall reduce the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized. Any such reduction shall be reversed to the extent that it becomes probable that sufficient taxable profit will be available.

The Company has not recognized deferred tax assets in certain jurisdictions. In these cases, the Company does not believe it is probable that there will be sufficient future taxable profits available against which the deferred tax assets can be utilized in their entirety or at all.

Note 19. Income Taxes

b) Deferred Income Tax Assets and Liabilities, page 44

5.

We note that you recognized a deferred tax asset of approximately $3 million in fiscal 2012. Please tell us the nature of the future income tax assets and the underlying causes for the recognition of this asset

RESPONSE: On June 30, 2012 Norsat restructured such that the assets and liabilities of its wholly owned subsidiary Sinclair Technologies Holdings Inc. (“STHI”) and its wholly owned subsidiary Sinclair Technologies Inc. (“STI”) and were distributed to Norsat. STHI and STI were dissolved under the Business Corporation Act (Ontario). Norsat continued the business of STHI and STI. As a result of the reorganization, we assessed our history of profitability, continued expected profitability and tax planning options to mitigate the risk that taxable income would not be available in future years. We concluded that it was probable that there would be future taxable profits to utilize approximately US$3 million of Canadian tax losses of Norsat in future periods.

Note 20. Segmented Information, page 45

6.

We note that you only present sales to external customers, gross profit, total assets related to operations, net property and equipment, and net intangible assets for your three segments. Please tell us how you considered the requirement in IFRS 8.23 to present a measure of profit or loss for each reportable segment. Please also discuss how you considered the other disclosures in IFRS 8.23.

RESPONSE: With respect to the Company’s disclosure of segmented information, we considered IAS 8.23:

An entity shall report a measure of profit or loss for each reportable segment. An entity shall report a measure of total assets and liabilities for each reportable segment if such amounts are regularly provided to the chief operating decision maker. An entity shall also disclose the following about each reportable segment if the specified amounts are included in the measure of segment profit or loss reviewed by the chief operating decision maker, or are otherwise regularly provided to the chief operating decision maker even if not included in that measure of segment profit or loss:

(a)	revenues from external customers;
(b)	revenues from transactions with other operating segments of the same entity;
(c)	interest revenue
(d)	interest expense
(e)	depreciation and amortization
(f)	material items of income and expense disclosed in accordance with paragraph 97 of IAS 1 Presentation of Financial Statements (as revised in 2007);
(g)	the entity interest in the profit or loss of associates and joint ventures accounted for by the equity method;
(h)	income tax expense or income; and
(i)	material non-cash items other than depreciation and amortization.

An entity shall report interest revenue separately from interest expense for each reportable segment unless a majority of the segment’s revenues are from interest and the chief operating decision maker relied primarily on net interest revenue to assess the performance of the segment and make decisions about resources to be allocated to the segment. In that situation, an entity may report that segment’s interest revenue net of its interest expense and disclose that it has done so.

At the segment level external revenues, related cost of sales and corresponding gross profit are reviewed periodically by the chief operating decision maker. Accordingly, the Company discloses gross profit as a measure of profit at the segment level.

The Company has considered the other requirements of IAS 23 as follows:

a) revenues from external customers;

The Company has disclosed revenue from external customers by segment.

b)	revenues from transactions with other operating segments of the same entity;

No significant amounts by segment.

c)	interest revenue

No significant amounts by segment.

d)	interest expense

Interest expenses relating to the Company’s loan(s) are considered to be incurred at the consolidated level only.

e)	depreciation and amortization

Depreciation and amortization are reviewed at consolidated level only.

f)	material items of income and expense disclosed in accordance with paragraph 97 of IAS 1 Presentation of Financial Statements (as revised in 2007);

No significant amounts by segment.

g)	the entity interest in the profit or loss of associates and joint ventures accounted for by the equity method;

Not applicable.

h)	income tax expense or income; and

Income tax expenses are reviewed at the consolidated level only.

i)	material non-cash items other than depreciation and amortization.

There are no other material non-cash items other than depreciation and amortization.

As requested, Norsat International Inc. also acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 604-821-2809 with any further questions or comments you may have.

Sincerely,

“Arthur Chin”
Arthur Chin, CFO